EXHIBIT 99.1

Aptose To Release Fourth Quarter and Year End December 31, 2015 Financial Results and Hold Conference Call on March 29, 2016

SAN DIEGO and TORONTO, March 14, 2016 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (Aptose) (NASDAQ:APTO) (TSX:APS), a clinical-stage company developing new therapeutics and molecular diagnostics that target the underlying mechanisms of cancer, will release its financial results for the quarter and year ended December 31, 2015, on Tuesday, March 29, 2016 after the close of the market.  The company intends to host a conference call on the same day at 5:00 p.m. ET to discuss the financial results.

Participants can access the conference call by dialing (855) 546-9557 (North American toll free number) and (412) 455-6106 (International dial in) and using passcode 62005139.  The conference call can also be accessed at http://edge.media-server.com/m/p/bo22ksf9 and will also be available through a link on the Investor Relations section of Aptose’s website at ir.aptose.com.  Please log onto the webcast at least 10 minutes prior to the start of the call to ensure time for any software downloads that may be required.  An archived version of the webcast along with a transcript will be available on the company’s website for 30 days.   An audio replay of the webcast will be available approximately two hours after the conclusion of the call for 7 days by dialing 1-855-859-2056, using the passcode 62005139.

The press release, the financial statements and the management’s discussion and analysis for the quarter ended and year ended December 31, 2015 will be available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml

About Aptose Biosciences

Aptose Biosciences is a clinical-stage biotechnology company committed to discovering and developing personalized therapies addressing unmet medical needs in oncology. Aptose is advancing new therapeutics focused on novel cellular targets on the leading edge of cancer research coupled with validated biomarkers to identify the optimal patient population for our products. The company's small molecule cancer therapeutics pipeline includes products designed to provide additive or synergistic efficacy with existing anti-cancer therapies and regimens without overlapping toxicities. Aptose Biosciences Inc. is listed on NASDAQ under the symbol APTO and on the TSX under the symbol APS.  For further information, please visit www.aptose.com.

For further information, please contact:

Aptose Biosciences
Greg Chow, CFO
647-469-9828
gchow@aptose.com

BCC Partners
Karen L. Bergman or Susan Pietropaolo
650-575-1509 or 845-638-6290
kbergman@bccpartners.com or spietropaolo@bccpartners.com